August 6, 2025

Scott Wallace
Chief Executive Officer
ECD Automotive Design, Inc.
4390 Industrial Lane
Kissimmee, Florida 34758

       Re: ECD Automotive Design, Inc.
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed July 16, 2025
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed April 15, 2025
           File No. 001-41497
Dear Scott Wallace:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2024 Exhibits 31 and 32

1. We note that Section 302 and 906 certifications were not included in your Form 10-
       K/A filed on July 16, 2025. Please file a full amended Form 10-K and provide currently dated officers' certifications in Exhibits 31 and 32 as required by
       Item 601 of Regulation S-K.
Report of the Independent Registered Public Accounting Firm

2. We note the auditors' report includes some, but not all, disclosures required in a going
       concern paragraph and also includes additional disclosures such as    If
the Company is
       unable to raise sufficient funding, it may struggle to reach its future
obligations    and
          the Company has determined that these factors raise substantial
doubt.    Please be
       advised that PCAOB Auditing Standard 2415 states the auditor has a responsibility to
 August 6, 2025
Page 2

       evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited. If your auditor concluded, after considering identified conditions and events and management's plans, there is substantial doubt about your ability to continue as a going concern for a reasonable period of time, please file an amended Form 10-K and have the auditor revise their report to include an explanatory paragraph, immediately following the opinion paragraph and appropriately titled, that complies with the disclosure requirements set forth in paragraph 13 of PCAOB Auditing Standard 2415. If your auditor did not conclude there is substantial doubt about your ability to continue as a going concern
       for a reasonable period of time, please have them explain to us the purpose of the current explanatory paragraph in their report, including how and why they believe it complies with PCAOB Auditing Standard 3101. This comment is also applicable to the auditors' report included in your current registration statement on Form S-1 filed on July 16, 2025.
Form 10-K for the Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures
a) Evaluation of Disclosure Controls and Procedures, page 79

3. We note your disclosures do not include management's conclusion that disclosure controls and procedures were not effective as of December 31, 2024 as required by
       Item 307 of Regulation S-K. Please file an amended Form 10-K to comply with Item
       307 of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing